

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

M.P. Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600113 India

Re: Sify Technologies Limited
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed June 10, 2022
File No. 000-27663

Dear M.P. Vijay Kumar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology